SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended  05 March 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

BP P.L.C. ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE

BP p.l.c. ('the Company')

The Company announced on 5 March 2010 that the 2009 Annual Report and Accounts, the Notice of Annual General Meeting and Form of Proxy for the 2010 Annual General Meeting had been published. These documents are publicly available on the BP p.l.c. website (www.bp.com) with a direct link to the Annual Report and Accounts at www.bp.com/annualreport.This follows the release on 2 February 2010 of the Company's Preliminary Results Announcement for the year ended 31 December 2009 (the 'Preliminary Announcement')

In compliance with 9.6.1 of the Listing Rules, on 5 March 2010 the Company submitted to the UK Listing Authority two copies of:

Annual Report and Accounts 2009

Annual Review 2009

Notice of BP Annual General Meeting 2010

Proxy Form

Notification of availability card.

These documents will be delivered to the Registrar of Companies in due course and copies may also be obtained from:

The Company Secretary's Office

BP p.l.c.

1 St James's Square

London

SW1Y 4PD

Tel: +44 (0)20 7496 4000

The Annual General Meeting will take place on 15th April 2010 and the total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published on www.bp.comon or shortly after Monday 19 April 2010.

The Disclosure and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement.  Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the Company's 2009 Annual Report and Accounts

APPENDIX A - AUDIT REPORTS

The Preliminary Announcement includes a condensed set of financial statements. Audited financial statements for 2009 are contained in the 2009 Annual Report and Accounts. The Independent Auditor's Report on the consolidated financial statements is set out in full on page 111 of the 2009 Annual Report and Accounts and the Independent Auditor's Report on the parent company financial statements is set out in full on page 194 of the 2009 Annual Report and Accounts. Both audit reports are unqualified and do not contain any statements under section 498(2) or section 498(3) of the Companies Act 2006.

APPENDIX B - DIRECTORS' RESPONSIBILITY STATEMENT

The following statement is extracted from page 110 of the 2009 Annual Report and Accounts.  This statement relates solely to the 2009 Annual Report and Accounts and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

      The directors confirm that to the best of their knowledge:

•      The consolidated financial statements, prepared in accordance with IFRS as issued by the International Accounting Standards Board, IFRS as adopted by the European Union and in accordance with the provisions of the
  Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•      The management report, which is incorporated in the directors' report, includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties.

APPENDIX C - RISKS AND UNCERTAINITIES

The principal risks and uncertainties relating to the Company are set out pages 18 to 20 of the 2009 Annual Report and Accounts. The following is extracted in full and unedited form from the 2009 Annual Report and Accounts:

Risk factors

We urge you to consider carefully the risks described below. If any of these risks occur, we might fail to deliver on our strategic priorities, which are expressed in terms of safety, people and performance (see page 14). Our business, financial condition and results of operations could suffer and the trading price and liquidity of our securities could decline.

In the current uncertain financial and economic environment, certain risks may gain more prominence either individually or when taken together. Oil and gas prices are likely to remain volatile with average prices and margins influenced by changes in supply and demand. This is likely to exacerbate competition in all businesses, which may impact costs and margins. At the same time, governments are facing greater pressure on public finances, which may increase their motivation to intervene in the fiscal and regulatory frameworks for the oil and gas industry, including the risk of increased taxation. The financial and economic situation may have a negative impact on third parties with whom we do, or may do, business. Any of these factors may affect our results of operations, financial condition and liquidity.

Capital markets have regained some confidence after the recent crisis but if there are extended periods of constraints in these markets, at a time when cash flows from our business operations may be under pressure, our ability to maintain our long-term investment programme may be impacted with a consequent effect on our growth rate, and may impact shareholder returns, including dividends and share buybacks, or share price. Decreases in the funded levels of our pension plans may also increase our pension funding requirements.

Our system of risk management identifies and provides the response to risks of group significance through the establishment of standards and other controls. Inability to identify, assess and respond to risks through this and other controls could lead to an inability to capture opportunities, threats materializing, inefficiency and non-compliance with laws and regulations.

The risks are categorized against the following areas: strategic; compliance and control; and operational.

Strategic risks

Access and renewal

Successful execution of our group plan depends critically on implementing activities to renew and reposition our portfolio. The challenges to renewal of our upstream portfolio are growing due to increasing competition for access to opportunities globally. Lack of material positions in new markets and/or inability to complete disposals could result in an inability to grow or even maintain our production.

Prices and markets

Oil, gas and product prices are subject to international supply and demand. Political developments and the outcome of meetings of OPEC can particularly affect world supply and oil prices. Previous oil price increases have resulted in increased fiscal take, cost inflation and more onerous terms for access to resources. As a result, increased oil prices may not improve margin performance. In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators would lead to further reviews for impairment of the group's oil and natural gas properties. Such reviews would reflect management's view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on the group's results of operations in the period in which it occurs. Rapid material and/or sustained change in oil, gas and product prices can impact the validity of the assumptions on which strategic decisions are based and, as a result, the ensuing actions derived from those decisions may no longer be appropriate. A prolonged period of low oil prices may impact our ability to maintain our long-term investment programme with a consequent effect on our growth rate and may impact shareholder returns, including dividends and share buybacks, or share price. Periods of global recession could impact the demand for our products, the prices at which they can be sold and affect the viability of the markets in which we operate.

Refining profitability can be volatile, with both periodic oversupply and supply tightness in various regional markets. Sectors of the chemicals industry are also subject to fluctuations in supply and demand within the petrochemicals market, with a consequent effect on prices and profitability.

Climate change and carbon pricing

Compliance with changes in laws, regulations and obligations relating to climate change could result in substantial capital expenditure, taxes, reduced profitability from changes in operating costs, and revenue generation and strategic growth opportunities being impacted. Our commitment to the transition to a lower-carbon economy may create expectations for our activities, and the level of participation in alternative energies carries reputational, economic and technology risks.

Socio-political

We have operations in countries where political, economic and social transition is taking place. Some countries have experienced political instability, changes to the regulatory environment, expropriation or nationalization of property, civil strife, strikes, acts of war and insurrections. Any of these conditions occurring could disrupt or terminate our operations, causing our development activities to be curtailed or terminated in these areas or our production to decline and could cause us to incur additional costs. In particular, our investments in Russia could be adversely affected by heightened political and economic environment risks.

We set ourselves high standards of corporate citizenship and aspire to contribute to a better quality of life through the products and services we provide. If it is perceived that we are not respecting or advancing the economic and social progress of the communities in which we operate, our reputation and shareholder value could be damaged.

Competition

The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commerce, industry and the home. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on reducing unit costs and improving efficiency. The implementation of group strategy requires continued technological advances and innovation including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

Investment efficiency

Our organic growth is dependent on creating a portfolio of quality options and investing in the best options. Ineffective investment selection could lead to loss of value and higher capital expenditure.

Reserves replacement

Successful execution of our group strategy depends critically on sustaining long-term reserves replacement. If upstream resources are not progressed in a timely and efficient manner, we will be unable to sustain long-term replacement of reserves.

Liquidity, financial capacity and financial exposure

The group has established a financial framework to ensure that it is able to maintain an appropriate level of liquidity and financial capacity and to constrain the level of assessed capital at risk for the purposes of positions taken in financial instruments. Failure to operate within our financial framework could lead to the group becoming financially distressed leading to a loss of shareholder value. Commercial credit risk is measured and controlled to determine the group's total credit risk. Inability to determine adequately our credit exposure could lead to financial loss. A credit crisis affecting banks and other sectors of the economy could impact the ability of counterparties to meet their financial obligations to the group. It could also affect our ability to raise capital to fund growth.

Crude oil prices are generally set in US dollars, while sales of refined products may be in a variety of currencies. Fluctuations in exchange rates can therefore give rise to foreign exchange exposures, with a consequent impact on underlying costs and revenues.

For more information on financial instruments and financial risk factors see Financial statements - Note 24 on page 144.

Compliance and control risks

Regulatory

The oil industry is subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling obligations, environmental and health and safety protection controls, controls over the development and decommissioning of a field (including restrictions on production) and, possibly, nationalization, expropriation, cancellation or non-renewal of contract rights. We buy, sell and trade oil and gas products in certain regulated commodity markets. Failure to respond to changes in trading regulations could result in regulatory action and damage to our reputation. The oil industry is also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities, and operates in certain tax jurisdictions that have a degree of uncertainty relating to the interpretation of, and changes to, tax law. As a result of new laws and regulations or other factors, we could be required to curtail or cease certain operations, or we could incur additional costs.

For more information on environmental regulation, see Environment on pages 47-49.

Ethical misconduct and non-compliance

Our code of conduct, which applies to all employees, defines our commitment to integrity, compliance with all applicable legal requirements, high ethical standards and the behaviours and actions we expect of our businesses and people wherever we operate. Incidents of ethical misconduct or non-compliance with applicable laws and regulations could be damaging to our reputation and shareholder value. Multiple events of non-compliance could call into question the integrity of our operations.

For certain legal proceedings involving the group, see Legal proceedings on pages 99-100.

Liabilities and provisions

Changes in the external environment, such as new laws and regulations, market volatility or other factors, could affect the adequacy of our provisions for pensions, tax, environmental and legal liabilities.

Reporting

External reporting of financial and non-financial data is reliant on the integrity of systems and people. Failure to report data accurately and in compliance with external standards could result in regulatory action, legal liability and damage to our reputation.

Operational risks

Process safety

Inherent in our operations are hazards that require continuous oversight and control. There are risks of technical integrity failure and loss of containment of hydrocarbons and other hazardous material at operating sites or pipelines. Failure to manage these risks could result in injury or loss of life, environmental damage, or loss of production and could result in regulatory action, legal liability and damage to our reputation.

Personal safety

Inability to provide safe environments for our workforce and the public could lead to injuries or loss of life and could result in regulatory action, legal liability and damage to our reputation.

Environmental

If we do not apply our resources to overcome the perceived trade-off between global access to energy and the protection or improvement of the natural environment, we could fail to live up to our aspirations of no or minimal damage to the environment and contributing to human progress. Failure to comply with environmental laws, regulations and permits could lead to damage to the environment and could result in regulatory action, legal liability and damage to our reputation.

Security

Security threats require continuous oversight and control. Acts of terrorism against our plants and offices, pipelines, transportation or computer systems could severely disrupt business and operations and could cause harm to people.

Product quality

Supplying customers with on-specification products is critical to maintaining our licence to operate and our reputation in the marketplace. Failure to meet product quality standards throughout the value chain could lead to harm to people and the environment and loss of customers.

Drilling and production

Exploration and production require high levels of investment and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of an oil or natural gas field. The cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements.

Transportation

All modes of transportation of hydrocarbons involve inherent risks. A loss of containment of hydrocarbons and other hazardous material could occur during transportation by road, rail, sea or pipeline. This is a significant risk due to the potential impact of a release on the environment and people and given the high volumes involved.

Major project delivery

Successful execution of our group plan depends critically on implementing the activities to deliver the major projects over the plan period. Poor delivery of any major project that underpins production growth and/or a major programme designed to enhance shareholder value could adversely affect our financial performance.

Digital infrastructure

The reliability and security of our digital infrastructure are critical to maintaining our business applications availability. A breach of our digital security could cause serious damage to business operations and, in some circumstances, could result in injury to people, damage to assets, harm to the environment and breaches of regulations.

Business continuity and disaster recovery

Contingency plans are required to continue or recover operations following a disruption or incident. Inability to restore or replace critical capacity to an agreed level within an agreed timeframe would prolong the impact of any disruption and could severely affect business and operations.

Crisis management

Crisis management plans and capability are essential to deal with emergencies at every level of our operations. If we do not respond or are perceived not to respond in an appropriate manner to either an external or internal crisis, our business and operations could be severely disrupted.

People and capability

Successful recruitment of new staff, employee training, development and long-term renewal of skills, in particular technical capabilities such as petroleum engineers and scientists, are key to implementing our plans. Inability to develop the human capacity and capability across the organization could jeopardize performance delivery.

Treasury and trading activities

In the normal course of business, we are subject to operational risk around our treasury and trading activities. Control of these activities is highly dependent on our ability to process, manage and monitor a large number of complex transactions across many markets and currencies. Shortcomings or failures in our systems, risk management methodology, internal control processes or people could lead to disruption of our business, financial loss, regulatory intervention or damage to our reputation.

APPENDIX D - RELATED PARTY TRANSACTIONS

There have been no significant changes in the group's material related party transactions as disclosed in the 2008 Annual Report and Accounts.

APPENDIX E - IMPORTANT EVENTS DURING THE YEAR

The following information is extracted from page 23 of the 2009 Annual Report and Accounts.

We continually seek to access resources and in 2009 this included Iraq, where, together with China National Petroleum Corporation (CNPC), we entered into a contract with the state-owned South Oil Company (SOC) to expand production from the Rumaila field; Jordan, where on 3 January 2010, we received approval from the Government of Jordan to join the state-owned National Petroleum Company (NPC) to exploit the onshore Risha concession in the north east of the country; further access in Egypt, where we were awarded two blocks in an offshore area of the Nile Delta; Indonesia, where we signed a production-sharing agreement (PSA) for the exploration and development of coalbed methane in the Sanga-Sanga block, supplying gas to Indonesia's largest LNG export facility and, subject to Government of Indonesia approval, farmed into Chevron's West Papua I & III blocks; and the Gulf of Mexico, where we were awarded 61 blocks through the Outer Continental Shelf Lease Sales 208 and 210.

In 2009, we were involved in a number of discoveries. The most significant of these were in the deepwater Gulf of Mexico with the Tiber well; Angola, where we made three further discoveries in the ultra deepwater Block 31; and Canada, where we discovered natural gas with the Ellice J27 well.

Seven major projects came onstream. We continue to grow our position and leverage our experience as the largest producer in the Gulf of Mexico, starting up three projects ahead of schedule, including the second phase of Atlantis. In addition, production commenced at our Savonette field in Trinidad, at our Tangguh LNG project in Indonesia and, through TNK-BP, we saw the start-up of a further two projects, in the northern hub of Kamennoye, and the Urna and Ust-Tegus fields in the Uvat area.

In addition, the following information is extracted from page 17 of the 2009 Annual Report and Accounts.

There were no significant acquisitions in 2009. Disposal proceeds in 2009 were $2,681 million, principally from the sale of our interests in BP West Java Limited, Kazakhstan Pipeline Ventures LLC and LukArco, and the sale of our ground fuels marketing business in Greece and retail churn in the US, Europe and Australasia. Further proceeds from the sale of LukArco are receivable in the next two years. See Financial statements - Note 3 on page 124.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 March 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary